

January 28, 2021

Gordon Roth
Chief Financial Officer
Roth CH Acquisition I Co. Parent Corp.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition I Co. Parent Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed January 21, 2021**
> **File No. 333-250847**

Dear Mr. Roth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Subscription Agreements and PIPE Registration Rights Agreements, page 55

1. We reissue comment 10 of our December 17, 2020 letter to the extent you have not eliminated the disclaimer in the last paragraph of this subsection, on page 56.

Background of the Merger, page 56

2. We reissue comment 7. Further expand your disclosure to more precisely describe how the potential alternative transactions were chosen and eliminated as possibilities. For example, given the broad range of industries of the identified targets, clarify the criteria ROTH used to identify the initial candidates. Disclose the terms proposed to and by EV

target on and around July 21, 2020. Clarify if any other discussions with EV target took place between July 21 and July 27, when "ROCH informed EV Target that the revisions to preliminary terms received . . . made it unlikely that a transaction could proceed." Disclose the terms presented to the targets in August, as discussed at the top of page 60, including the quantifying the valuations, indebtedness assumed, earnouts and other provisions. Clarify whether there were other alternative acquisition targets under consideration in August beyond PCT, EV Target, DTC Target and HC Target, as you state the discussions "included" those entities.

3. We note your response to comment 10; however, there are additional reference to C-H not addressed by your response. On page 59, clarify why C-H signed the NDA with Innventure, the PCT affiliate. We note C-H was a placement agent for the PIPE. Tell us whether they prepared any additional analysis for the board related to this transaction and provide us those materials. We may have further additional comments after we review those materials.

4. Refer to comment 11 and comment 20 of our December 17, 2020 letter. Further expand your discussion of the evolution of the PCT transaction. For example, expand on the disclosure at the top of page 58 of the analysis of alternative transactions considered in evaluating PCT. Disclose who gave the ROTH board an overview of the PCT opportunity at the July 19, 2020 board meeting. Disclose the valuation parameters discussed with PWP July 21-23, 2020. Further clarify how the PIPE transaction came to be part of the proposed transaction. Clarify how the August 27, 2020 ROCH management visit to the FUE came about. Disclose any terms discussed with PCT prior to July 23, 2020. Clarify what prompted the parties to amend the letter of intent on October 8, 2020 to remove the tax contingencies. Disclose the reasons for the changes reflected in the October and November drafts of the merger agreement that are not obvious from the context, such as how the indebtedness provisions and other thresholds changed and why. Disclose what occurred at the November 12, 2020 board meeting other than the two votes. For example, disclose what consideration the board gave to the vote.

5. We note your added disclosure in the first paragraph on page 58, which describes, among other things, an "investor presentation to be used as part of the PIPE Investment" which "led to the initial selection of comparable companies," narrowed down to those most similar to PCT on the criteria discussed. Provide us the presentation the Placement Agents prepared for presentation to the potential PIPE investors and revise the disclosure to summarize those materials.

6. We reissue comment 12. Provide additional details of the valuation analyses performed.

7. Revise the discussion on page 65 to clarify when and by what means PCT obtained PCT Shareholder Approval of the merger, as defined in the merger agreement, and obtained PCT approval of the board nominee, or will do so.

Material U.S. Federal Income Tax Consequences, page 96

8.   Please refer to comment 14, and comment 25 from our December 17, 2020 letter. Your discussion of tax consequences describes the law in great detail without clearly stating the tax consequences to U.S. holders, by including the consequences to U.S. holders among the discussion of the tax treatment of the overall merger/business combination. Revise to be more clear by separating the two. When revising, please clarify the reasons for the sometimes addressing the "Business Combination," rather than the "RH Merger," as you use both terms in this section. We note the definitions of those terms in the letter to shareholders. Please revise to clarify, if accurate, that counsel's opinion that the the merger/combination *should* be a non-recognition event under Section 351, is a determination distinct from counsel's opinion that the merger/business combination *more likely than not* qualifies as a reorganization under Section 368. In doing so, explain the uncertainties within each of those determinations. For example, briefly explain the "events or actions that occur following the Business Combination that are beyond [y]our control" that could impact the determination. Then please highlight and clearly state the tax consequences to U.S. holders of common stock and warrants under each scenario, including whether they redeem or exchange their shares or warrants, explaining uncertainties in those determinations. As counsel's opinion, included in Exhibit 8.1, speaks only as to the tax consequences described in "Material U.S. Federal Income Tax Considerations—U.S. Holders—The Business Combination," address all material tax consequences in that subsection, rather than by cross-reference elsewhere. We do not object if you urge security holders to consult a tax professional regarding the consequences of their particular situation. Finally, please clarify, if true, that the Taxation of Distributions on ParentCo Common Stock relates to future dividends, that the "Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of ParentCo Securities" relates to future sales or dispositions, and to sufficiently distinguish those sections from the discussion of the consequences of the business combination/merger and related redemption or exchange.

Description of PCT Business, page 105

9.   We reissue comment 26 of our initial letter. In your next amendment, revise to provide the information on the principal holders of PCT securities as required by Item 403 of Regulation S-K.

Description of PCT Business
Intellectual Property, page 116

10.   We note the added disclosure of the sublicense agreement with Impact Recycling Limited, and the addendum to the agreement. File these agreements as exhibits to the registration statement as required by Item 601(b) of Regulation S-K or tell us why you believe they are not required to be filed. Revise to more specifically quantify the "certain license fees and royalties" and the term of the agreement.

<u>Securities Ownership of Certain Beneficial Owners and Management, page 205</u>

11. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Pure Crown LLC. Refer to Item 403 of Regulation S-K.

You may contact Michael Fay at (202) 551-3812 or Sasha Parikh at (202) 551-3627 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Norwood Beveridge, Esq.